Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors/See CNW Photo Network and Archive:
     ENERPLUS ANNOUNCES PLAN TO CONVERT TO CORPORATION

     CALGARY, Sept. 30 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX -
ERF.un, NYSE - ERF) is pleased to announce the proposed conversion of Enerplus from an income trust to a corporation and will seek Unitholder approval for the conversion at a special meeting of Unitholders to be held on December 9,
2010. Subject to receipt of all required Unitholder, stock exchange, Alberta
Court of Queen's Bench and any other required third party approvals, Enerplus expects the conversion will become effective January 1, 2011. The record date for this meeting is October 25, 2010. A management information circular and proxy statement outlining the details of the conversion will be mailed in early November to all Unitholders as of the record date in advance of the
December 9, 2010 meeting date. To be implemented, the conversion must be approved by not less than two-thirds of the votes cast by Unitholders at the special meeting.
     Enerplus is proposing this conversion as a result of certain changes in
Canadian federal tax legislation specifically related to income trusts. While conversion to a corporation will not impact the underlying oil and gas operations of Enerplus, it is expected to simplify the underlying structure and remove uncertainty for Enerplus that exists in the income trust marketplace today. The new entity will be named "Enerplus Corporation".
     Under the conversion, Enerplus Unitholders would exchange each trust unit they hold for one common share of Enerplus Corporation. Holders of exchangeable limited partnership units of Enerplus' subsidiary, Enerplus
Exchangeable Limited Partnership ("EELP Exchangeable Units"), would receive
0.425 of a common share of Enerplus Corporation for each EELP Exchangeable
Unit, which is the same exchange ratio for which EELP Exchangeable Units may currently be exchanged into Enerplus Resources Fund trust units.
     Enerplus expects to continue trading on both the Toronto Stock Exchange and the New York Stock Exchange following the completion of the corporate conversion and we intend to maintain our "ERF" ticker symbols. The conversion will not trigger or accelerate any payments under compensation plans or employment agreements for the employees, executive or directors of Enerplus.
     Enerplus expects the transaction to be considered a tax deferred exchange for Canadian trust Unitholders. Holders of EELP Exchangeable Units would be able to elect to have the transaction effected in a tax-deferred manner. For
U.S. investors, the exchange should qualify as a tax deferred reorganization and as such no gain or loss would be recognized. This information is not intended to be, and should not be construed as tax advice and investors in both Canada and the U.S. should consult with financial advisors, legal counsel or accountants regarding the tax consequences of the exchange and any subsequent dividend payments received from Enerplus Corporation post conversion.
     Enerplus intends that, following the conversion, Enerplus Corporation would continue to pay dividends on a monthly basis. At this time, Enerplus anticipates that it will maintain the monthly dividend payment at the same rate of CDN$0.18 per common share per month, however the actual amount of future dividends may vary depending upon commodity prices, production volumes, capital spending and costs and cannot provide any assurances with regard to future dividend payments. Enerplus will utilize its available tax pools to mitigate our Canadian cash tax obligations and does not expect to incur cash taxes in Canada for three to five years after conversion.
     Enerplus also intends to continue to offer a monthly distribution reinvestment plan for eligible Canadian shareholders with respect to the payment of any dividends by Enerplus Corporation following the conversion.
Assuming the conversion is approved, Enerplus plans to make this program available to U.S. residents later in 2011.
     Enerplus has also issued a Social Media Release through Canada Newswire discussing its corporate conversion plans. This Social Media Release includes a video message from Gordon J. Kerr, President and Chief Executive Officer of
Enerplus and can be found at
http://smr.newswire.ca/en/enerplus-resources-fund/enerplus-announces-plan-to-c onvert-to-corporation
     Mr. Kerr's video message can also be viewed on our corporate website at
http://www.enerplus.com/investor_information/corporate_conversion/corporate_co
nversion.shtml.

     FORWARD-LOOKING INFORMATION AND STATEMENTS

     This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate",
"continue", "estimate", "guidance", "objective", "ongoing", "may", "will",
"project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: the conversion of
Enerplus to a corporation and the timing and tax effects thereof; the payment and amounts of future dividends and the availability of a dividend reinvestment plan; the amount of tax pools and time at which Canadian income taxes may be paid; and the listing of the shares of Enerplus Corporation on certain stock exchanges.
     The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of the Fund including, without limitation: the receipt of all necessary unitholder, Court, stock exchange and other third party approvals; the continuance of existing
(and in certain circumstances, the implementation of proposed) tax regimes;
and the availability of cash to pay dividends following the conversion from a trust to a corporation. The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information included in this news release is not a guarantee of future conditions or performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure to receive all necessary unitholder, Court, stock exchange and other third party approvals; changes in tax laws; changes in commodity prices and acquisition and disposition activity that may affect the amount of tax pools and the time at which income taxes may be payable; insufficient cash to pay dividends; and certain other risks detailed from time to time in the
Fund's public disclosure documents.
     The forward-looking information contained in this news release speak only as of the date of this news release, and none of Enerplus or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     /NOTE TO PHOTO EDITORS: A photo accompanying this release is available at
http://photos.newswire.ca. Images are free to accredited members of the media/

     %CIK: 0001126874

     /For further information: Investor Relations Department at Enerplus at
1-800-319-6462 or email investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 08:00e 30-SEP-10